UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No.  1)*

FSB Bancorp, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

30289C102
(CUSIP Number)

August 22, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          ☐ Rule 13d-l(b)

☒ Rule 13d-l(c)

          ☐ Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 pages

CUSIP No. 30289C102

1.	Names of Reporting Persons

MFP Partners, L.P.(1)
c/o MFP Investors LLC
909 Third Avenue, 33rd Floor
New York, NY 10022

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
☐ (a)
☐ (b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

	5.	Sole Voting Power

Number of
Shares	6.	Shared Voting Power 141,286
Beneficially
Owned by Each
Reporting Person	7.	Sole Dispositive Power
With:

	8.	Shared Dispositive Power 141,286

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 141,286

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 7.3%(2)

12.	Type of Reporting Person (See Instructions)
PN

(1) MFP Investors LLC is the general partner of MFP Partners, L.P.  Michael F. Price is the managing partner of MFP Partners, L.P. and the managing member and controlling person of MFP Investors LLC.

(2) Calculation based on 1,940,588 shares of Common Stock of the issuer outstanding pursuant to the issuer’s most recent Form 10-Q.  Due to their respective relationships with each other, each of the Reporting Persons (as defined herein) may be deemed to share voting and dispositive power with respect to the shares of Common Stock reported herein.

Page 2 of 7 pages

CUSIP No. 30289C102

1.	Names of Reporting Persons

MFP Investors LLC(1)
909 Third Avenue, 33rd Floor
New York, NY 10022

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
☐ (a)
☐ (b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

	5.	Sole Voting Power

Number of
Shares	6.	Shared Voting Power 141,286
Beneficially
Owned by Each
Reporting Person	7.	Sole Dispositive Power
With:

	8.	Shared Dispositive Power 141,286

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 141,286

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 7.3%(2)

12.	Type of Reporting Person (See Instructions)
OO

(1) MFP Investors LLC is the general partner of MFP Partners, L.P.  Michael F. Price is the managing partner of MFP Partners, L.P. and managing member and controlling person of MFP Investors LLC.

(2) Calculation based on 1,940,588 shares of Common Stock of the issuer outstanding pursuant to the issuer’s most recent Form 10-Q.  Due to their respective relationships with each other, each of the Reporting Persons (as defined herein) may be deemed to share voting and dispositive power with respect to the shares of Common Stock reported herein.

Page 3 of 7 pages

CUSIP No. 30289C102

1.	Names of Reporting Persons

Michael F. Price(1)
c/o MFP Investors LLC
909 Third Avenue, 33rd Floor
New York, NY 10022

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
☐ (a)
☐ (b)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

	5.	Sole Voting Power

Number of
Shares	6.	Shared Voting Power 141,286
Beneficially
Owned by Each
Reporting Person	7.	Sole Dispositive Power
With:

	8.	Shared Dispositive Power 141,286

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 141,286

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 7.3%(2)

12.	Type of Reporting Person (See Instructions)
IN

(1) MFP Investors LLC is the general partner of MFP Partners, L.P.  Michael F. Price is the managing partner of MFP Partners, L.P. and managing member and controlling person of MFP Investors LLC.

(2) Calculation based on 1,940,588 shares of Common Stock of the issuer outstanding pursuant to the issuer’s most recent Form 10-Q.  Due to their respective relationships with each other, each of the Reporting Persons (as defined herein) may be deemed to share voting and dispositive power with respect to the shares of Common Stock reported herein.

Page 4 of 7 pages

CUSIP No. 30289C102
Item 1.

	(a)	Name of Issuer

FSB Bancorp, Inc.

	(b)	Address of Issuer's Principal Executive Offices

45 South Main Street
Fairport, NY 14450
USA

Item 2.

	(a)	Name of Person Filing

MFP Partners, L.P.
MFP Investors LLC
Michael F. Price

	(b)	Address of Principal Business Office or, if none, Residence

909 Third Avenue, 33rd Floor
New York, NY 10022

	(c)	Citizenship

MFP Partners, L.P. and MFP Investors LLC are each organized under the laws of the state of Delaware. Michael F. Price is a citizen of the United States of America.

	(d)	Title of Class of Securities

Common Stock, par value $0.01 per share

	(e)	CUSIP Number

30289C102

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

MFP Partners, L.P. directly owns 141,286 shares of Common Stock, representing 7.3% of the total number of shares of Common Stock outstanding.  As the investment advisor to MFP Partners, L.P., MFP Investors LLC is deemed to have shared power to vote 141,286 shares of Common Stock, representing 7.3% of the total number of shares of Common Stock outstanding.  As Managing Member and controlling person of MFP Investors LLC, Michael F. Price is deemed to have shared power to vote 141,286 shares of Common Stock, representing 7.3% of the total number of shares of Common Stock outstanding.

The ownership percentages set forth above are based on 1,940,588 shares of Common Stock of the issuer outstanding pursuant to the issuer’s most recent Form 10-Q filed by the issuer with the Securities and Exchange Commission.

Page 5 of 7 pages

CUSIP No. 30289C102
Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

MFP Investors LLC manages investments for MFP Partners, L.P. which beneficially owns more than 5% of the shares of Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of September 1, 2017.

MFP Partners, L.P.

/s/ Michael F. Price
Signature

Name:	Michael F. Price
Title:	Managing Partner

MFP Investors LLC

/s/ Michael F. Price
Signature

Name:	Michael F. Price
Title:	Managing Member

MICHAEL F. PRICE

/s/ Michael F. Price
Signature
Name:	Michael F. Price

Page 6 of 7 pages

CUSIP No. 30289C102

EXHIBITS

Exhibit
Number	Title

1	Joint Filing Agreement dated July 31, 2017 among the Reporting Persons (filed as Exhibit 1 to the Schedule 13G filed by the Reporting Persons on July 31, 2017)

Page 7 of 7 pages